

Mail Stop 3561

November 10, 2009

By Facsimile and U.S. Mail

Mr. Chris Trina
Chairman and Chief Executive Officer
2203 North Lois Avenue, Suite 704
Tampa, Florida 33607

    RE: **Transfer Technology International Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed April 8, 2009
                Form 10-Q for the period ended June 30, 2009
                Filed August 18, 2009
                File No. 0-27131

Dear Mr. Trina:

        We have reviewed your supplemental response letter dated October 20, 2009, as well as your filing and have the following comments. As noted in our comment letter dated August 28, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 9

1.   We note your response to comment 3 of our letter dated August 28, 2009. Please explain to us what you mean by your statement that your software was not being carried on the books. In this regard, please explain if the software intangible asset

> was fully amortized or written off when sold. If the asset was never recorded on your books, please explain or revise your financial statements.

Consolidated Balance Sheet, page 15

2.   We note your response to comment 6 of our letter dated August 28, 2009. We reissue our prior comment. Please address the following:

- We note your CEO is the trustee of the SB Investment Trust. Please tell us if TTIN and the SB Investment Trust are related parties under common control. If not, then explain the relationship.

- Cite for us the relevant GAAP you used to account for the issuance of shares to acquire the patents. In this regard, we remain uncertain why you did not record an asset and assign a fair value for the patents acquired, or record the patents at carry-over basis if it is a transaction between related parties under common control. Your statement that "[t]he patents were not recorded on the books since the purchase was not on arms length transaction" does not appear to comply with GAAP. Tell us how much SB Investment Trust paid for the patents or if a third party initially developed the patents. Absent further evidence it would appear that the patents should have been recorded on the books based on fair value. Please advise, or revise. We may have further comment.

- Citing relevant GAAP literature you relied upon; explain to us your basis in recording the beneficial interest expense as opposed to equity upon the issuance of shares to settle your loan payable to a related party. Please advise, or revise.

- We are uncertain how you determined that the 1,258,124 shares issued had a fair value of $.80 cents per share. In this regard, your historical stock price during the first quarter of 2008 does not appear to support this fair value.

- Tell us the original terms of the apparent $98,000 convertible loan payable to SBI Trust. Provide us the original journal entries when recording the issuance of the convertible loan to SBI Trust and the related initial beneficial conversion amount. In your response, support your accounting by providing to us the calculation on how you derive the initial beneficial conversion amount. Tell us and disclose the facts and circumstances surrounding the extinguishment of the convertible loan payable to SBI Trust and where you had recorded the transaction in the financial statements.

Consolidated Statements of Operations, page 16

3.   We note your response to comment 7 of our letter dated August 28, 2009.
      We cannot locate the Schedules A and B you referenced in your response;
      therefore we reissue our prior comment requesting you to provide supporting
      calculation of the weighted average outstanding shares for the year ended
      December 31, 2008 and 2007.

Note 8 – Stockholder's Deficit, page 27

4.   We note your response to comment 9 of our letter dated August 28, 2009.
      However, we remain unable to reconcile the number of issued common shares
      you disclosed in the consolidated statement of stockholders' deficit to those you
      disclosed in Note 8 for 2008. Please provide us a schedule to reconcile the
      different number of issued common shares you disclosed in the above sections for
      cancellation of debt, subscription, compensation, settlement of accrued expenses
      etc.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may contact
Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3377 with any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief